Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: July 2015

1.
We inform the capital market agents that, during July 2015, Itaú Unibanco acquired 2,568,200 preferred shares1, and the average acquisition price was R$ 34.11, a minimum of R$ R$ 33.34 and a maximum of R$ 34.35.

2.	Considering the 10% bonus shares which “ex” date was July 14, 2015, the average acquisition price adjusted in July 2015 was R$ 31.00, a minimum of R$ 30.32 and a maximum of R$ 31.24.

3.
In accordance with the Material Fact disclosed on July 30, 2015, the Board of Directors renewed the acquisition limit of up to 11.0 million common shares and 55.0 million preferred shares of own issue for the period from August 5, 2015 to August 4, 2016.

4.	History information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, August 5th, 2015.

MARCELO KOPEL
Investor Relations Officer

1.
These acquisitions refer to the share repurchase program approved in November 2014 by the Board of Directors that authorized the acquisition of up to 10.0 million common shares and 50.0 million preferred shares, and that would be in effect from December 16, 2014 to December 15, 2015, which was closed on July 30, 2015.